UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

MABVAX THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55414P504

(CUSIP Number)

August 6, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55414P504

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	5.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER 447,195 (1)
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 447,195 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,195 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (Based on 8,961,840 shares outstanding as of April 2, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 4,505 shares of common stock held by Barry & Renee Honig Charitable Foundation, Inc. (the “Foundation”), for which Barry Honig is president and over which securities he holds voting and dispositive power, and (ii) 442,690 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), for which Barry Honig is trustee and over which securities he holds voting and dispositive power. Excludes (i) 112,866 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by Roth 401K, (ii) 400,000 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by Roth 401K, (iii) 44,445 shares of common stock issuable upon conversion of the Issuer’s Series M Convertible Preferred Stock held by Roth 401K, (iv) 31,111 shares of common stock underlying outstanding warrants held by Roth 401K, (v) 55,556 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”), for which Barry Honig, and his spouse, Renee Honig, are co-trustees and over which securities they share voting and dispositive power, (vi) 375,000 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by Renee 401K, (vii) 511,111 shares of common stock issuable upon conversion of the Issuer’s Series M Convertible Preferred Stock held by Renee 401K, (viii) 272,728 shares of common stock issuable upon conversion of the Issuer’s Series N Convertible Preferred Stock held by Renee 401K, (ix) 383,333 shares of common stock issuable upon conversion of the Issuer’s Series O Convertible Preferred Stock held by Renee 401K, and (x) 357,778 shares of common stock underlying outstanding warrants held by Renee 401K. The Series L Convertible Preferred Stock, Series K Convertible Preferred Stock, Series M Convertible Preferred Stock, Series N Convertible Preferred Stock, Series O Convertible Preferred Stock and outstanding warrants contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P504

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry & Renee Honig Charitable Foundation Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	5.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER 4,505 (1)
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,505 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,505 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05% (Based on 8,961,840 shares outstanding as of April 2, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Barry Honig is the president of the Foundation and in such capacity holds voting and dispositive power over the securities held by the Foundation.

CUSIP No. 55414P504

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	5.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER 442,690 (1)
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 442,690 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 442,690 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.94% (Based on 8,961,840 shares outstanding as of April 2, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 442,690 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by Roth 401K, for which Barry Honig is trustee and over which securities he holds voting and dispositive power. Excludes (i) 112,866 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by Roth 401K, (ii) 400,000 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by Roth 401K, (iii) 44,445 shares of common stock issuable upon conversion of the Issuer’s Series M Convertible Preferred Stock held by Roth 401K and (iv) 31,111 shares of common stock underlying outstanding warrants held by Roth 401K. The Series L Convertible Preferred Stock, Series K Convertible Preferred Stock, Series M Convertible Preferred Stock and outstanding warrants contain a 4.99% beneficial ownership blocker.

CUSIP No. 55414P504

1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Renee Honig
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

	5.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	6.	SHARED VOTING POWER 0 (1)
OWNED BY EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00% (Based on 8,961,840 shares outstanding as of April 2, 2018)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes (i) 55,556 shares of common stock issuable upon conversion of the Issuer’s Series L Convertible Preferred Stock held by Renee 401K, for which Barry Honig, and his spouse, Renee Honig, are co-trustees and over which securities they share voting and dispositive power, (ii) 375,000 shares of common stock issuable upon conversion of the Issuer’s Series K Convertible Preferred Stock held by Renee 401K, (iii) 511,111 shares of common stock issuable upon conversion of the Issuer’s Series M Convertible Preferred Stock held by Renee 401K, (iv) 272,728 shares of common stock issuable upon conversion of the Issuer’s Series N Convertible Preferred Stock held by Renee 401K, (v) 383,333 shares of common stock issuable upon conversion of the Issuer’s Series O Convertible Preferred Stock held by Renee 401K, and (vi) 357,778 shares of common stock underlying outstanding warrants held by Renee 401K. The Series L Convertible Preferred Stock, Series K Convertible Preferred Stock, Series M Convertible Preferred Stock, Series N Convertible Preferred Stock, Series O Convertible Preferred Stock and outstanding warrants contain a 4.99% beneficial ownership blocker.

Item 1(a).	Name of Issuer:

MabVax Therapeutics Holdings, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11535 Sorrento Valley Road, Suite 400, San Diego, California 92121

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, Barry & Renee Honig Charitable Foundation, Inc. (the “Foundation”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) and GRQ Consultants, Inc. Roth 401K FBO Renee Honig (“Renee 401K”) (collectively, the “Reporting Persons”). Barry Honig is president of the Foundation and in such capacity has voting and dispositive power over the securities held by such entity. Barry Honig is the trustee of Roth 401K and in such capacity has voting and dispositive power over the securities held by such entity. Barry Honig and his spouse, Renee Honig, are co-trustees of Renee 401K and in such capacity share voting and dispositive power over the securities held by such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. The Foundation, Roth 401K and Renee 401K are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).	CUSIP Number.

55414P504

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 8,961,840 shares of common stock of the Issuer as of April 2, 2018, as disclosed on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 2, 2018.

Pursuant to the terms of the Series K Convertible Preferred Stock, the Series L Convertible Preferred Stock, the Series M Convertible Preferred Stock, the Series N Convertible Preferred Stock, the Series O Convertible Preferred Stock and warrants held by each of the Reporting Persons, as applicable, the Reporting Persons cannot convert such shares of convertible preferred stock or exercise such warrants to the extent the Reporting Persons would beneficially own, after such conversion or exercise, as applicable, more than 4.99% of the outstanding shares of Common Stock (the “4.99% Blocker”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each of the Reporting Persons give effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise or convert any of the warrants or convertible preferred stock held by the Reporting Person, other than as set forth on the cover page for each of the Reporting Persons, due to the 4.99% Blocker.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock held by (including the shares of Common Stock issuable upon conversion of the Series K Convertible Preferred Stock, the Series L Convertible Preferred Stock, the Series M Convertible Preferred Stock, the Series N Convertible Preferred Stock, the Series O Convertible Preferred Stock and upon exercise of the warrants to) the Reporting Persons.

For the avoidance of doubt, this statement is being filed on a voluntary basis.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2018
Date

/s/ Barry Honig
Signature

BARRY & RENEE HONIG CHARITABLE FOUNDATION, INC.

/s/ Barry Honig
Signature

Barry Honig, President
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO RENEE HONIG

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title